Exhibit 99.3.1

Feldman Financial Advisors, Inc.

8804 Mirador Place

McLean, VA 22102

(202) 467-6862

Wisconsin Mutual Bancorp, MHC Kaukauna, Wisconsin Conversion Valuation Appraisal Update Valued as of May 14, 2024 Prepared By Feldman Financial Advisors, Inc. McLean, Virginia

Feldman Financial Advisors, Inc.

8804 Mirador Place

McLean, VA 22102

202-467-6862

May 14, 2024

Board of Directors

Wisconsin Mutual Bancorp, MHC

109 West Second Street

Kaukauna, Wisconsin 54130

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (the “Appraisal”) of the estimated pro forma market value of Wisconsin Mutual Bancorp, MHC (the “Company”) as of May 14, 2024, in conjunction with the Company’s conversion (the “Conversion”) from a mutual holding company to a stock holding company form of organization, issuance of all of its capital stock to a newly formed Maryland corporation known as EWSB Bancorp, Inc. (“New EWSB Bancorp”), and offering for sale of New EWSB Bancorp’s common stock to eligible depositors of East Wisconsin Savings Bank (the “Bank”) and the Bank’s employee stock ownership plan (“ESOP”), and also to certain members of the general public if necessary, in the subscription and community offering (the “Stock Offering”). This updated Appraisal is being furnished in connection with the reporting of the Company’s recent financial results through the period ended March 31, 2024.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and advisory firm that specializes in valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I. In preparing the original and updated Appraisals, we conducted an analysis of the Company that included discussions with the Company’s management, the Company’s legal counsel, Luse Gorman, PC, and the Company’s independent registered public accounting firm, Plante & Moran, PLLC. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed, among other factors, the economy in the Company’s primary market area and compared the Company’s financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular. Our original Appraisal as of February 23, 2024 is incorporated and supplemented herein by reference.

Our Appraisal is not intended and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of Stock Offering. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares in the Stock Offering will thereafter be able to sell such shares at prices related to our estimate of the Company’s pro forma market value.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Recent Financial Performance

Table 1 summarizes the Company’s financial data and key ratios as of December 31, 2022 and 2023 and March 31, 2024. Table 2 summarizes the Company’s recent income statement data and performance ratios for the annual and year-to-date periods. Exhibits 1 and 2 present more detailed balance sheet and income statement data for the recent historical periods.

Table 1

Selected Financial Data and Ratios

As of December 31, 2022 and 2023 and March 31, 2024

(Dollars in Thousands)

	March 31,	December 31,
	2024	2023	2022
Summary Balance Sheet Data
Total assets	$266,502	$262,567	$271,191
Cash and cash equivalents	8,653	6,106	7,839
Investment securities	63,882	63,999	72,608
Federal Home Loan Bank stock	1,224	1,084	1,076
Total loans, net	175,484	174,315	172,424
Cash value of life insurance	7,517	7,462	7,371
Office properties and equipment, net	2,896	2,910	3,003
Total deposits	230,434	230,468	249,208
Borrowed funds	23,400	19,030	9,100
Total equity	11,227	11,537	10,919

Regulatory Capital Ratios - Bank Only
Tier 1 capital to average assets	6.17%	6.34%	6.59%
Tier 1 capital to risk-weighed assets	10.67%	11.17%	11.97%
Common equity tier 1 capital to risk-weighted assets	10.67%	11.17%	11.97%
Total capital to risk-weighted assets	11.36%	11.89%	12.58%

Asset Quality Ratios
Non-performing loans to total loans	0.07%	0.01%	0.02%
Non-performing assets to total assets	0.04%	0.01%	0.02%
Allowance for credit losses to total loans	0.59%	0.60%	0.52%
Allowance for credit losses to non-performing loans	903.45%	5872.22%	2456.76%
Net charge-offs to average loans	0.01%	0.00%	0.05%

Source: Wisconsin Mutual Bancorp, MHC, financial data.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

The Company’s total assets increased by $3.9 million, or 1.5%, to $266.5 million at March 31, 2024 from $262.6 million at December 31, 2023. The change in asset size was primarily the result of a $2.5 million increase in cash and cash equivalents and a $1.2 million increase in net total loans. Cash and cash equivalents increased from $6.1 million at December 31, 2023 to $8.7 million at March 31, 2024, primarily due to an increase in liquidity related to proceeds from additional borrowings. Investment securities declined modestly from $64.0 million at December 31, 2023 to $63.9 million at March 31, 2024, mainly as a result of principal paydowns and a modest decrease in the market value of available-for-sale securities due to increases in interest rates during the first quarter of 2024. The aggregate balance of cash and securities increased slightly from 27.1% of total assets at December 31, 2023 to 27.7% at March 31, 2024.

Net total loans increased $1.2 million, or 0.7%, to $175.5 million at March 31, 2024 from $174.3 million at December 31, 2023. Marine and recreational vehicles, construction, and home equity loans and lines of credit increased $768,000, $305,000 and $248,000, respectively, to $32.3 million, $4.3 million and $5.4 million at March 31, 2024 as a result of loan production exceeding loan payoffs and amortization. These increases were partially offset by decreases to other commercial real estate, one- to four-family, multi-family, commercial, and other consumer loans of $47,000, $15,000, $19,000, $208,000 and $32,000, respectively, to $2.3 million, $122.6 million, $1.5 million, $4.2 million and $2.2 million at March 31, 2024. The ratio of net total loans to total assets decreased from 66.4% at December 31, 2023 to 65.8% at March 31, 2024.

Total deposits remained relatively unchanged at $230.4 million at March 31, 2024 and $230.5 million at December 31, 2023. Non-interest bearing deposits decreased $1.4 million, or 14.1%, to $8.8 million at March 31, 2024 from $10.2 million at December 31, 2023. Total interest-bearing deposits other than time deposits decreased approximately $2.2 million, or 1.9%, to $113.5 million at March 31, 2024, from $115.7 million at December 31, 2023. Certificate of deposit balances increased by $4.2 million, or 4.0%, to $108.8 million at March 31, 2024, from $104.5 million at December 31, 2023. The deposit mix changes are consistent with industry trends as consumers are transitioning to higher-yielding term deposits in the current rate environment.

The Company’s total borrowings amounted to $23.4 million, or 8.8% of total assets, at March 31, 2024 as compared to $19.0 million, or 7.2% of total assets, at December 31, 2023. The Company borrowed $17.0 million from the Federal Reserve Bank under its Bank Term Funding Program in January 2024. These funds were utilized to pay down borrowings at the Federal Home Loan Bank. Approximately $2.6 million of proceeds from borrowings are held in due from banks accounts to build liquidity and fund loan growth. The ratio of borrowings to total assets increased from 7.2% at December 31, 2023 to 8.8% at March 31, 2024.

Total equity decreased $310,000, or 2.7%, to $11.2 million at March 31, 2024 from $11.5 million at December 31, 2023, due to a $378,000 decrease in retained earnings from the net loss incurred for the quarter ended March 31, 2024 and partially offset by a decrease in accumulated other comprehensive loss of $67,000. The Company’s ratio of total equity to assets decreased from 4.39% of total assets at December 31, 2023 to 4.21% of total assets at March 31, 2024.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Table 2

Income Statement and Performance Ratios

For the Years Ended December 31, 2022 and 2023

And the Three Months Ended March 31, 2023 and 2024

(Dollars in Thousands)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2024	2023	2023	2022
Interest income	$2,302	$2,203	$8,932	$7,985
Interest expense	1,478	811	4,350	1,834
Net interest income	824	1,392	4,582	6,151
Provision for credit losses	-	-	145	-
Net interest income after provision	824	1,392	4,437	6,151
Non-interest income	469	271	1,449	877
Non-interest expense	1,833	1,810	7,219	7,657
Net loss on sale of available-for-sale securities	-	-	-	5,103
Loss before income tax benefit	(540)	(147)	(1,333)	(5,731)
Income tax benefit	(162)	(20)	(398)	(1,567)
Net loss	$(378)	$(127)	$(935)	$(4,164)

Performance Ratios
Return on average assets	-0.57%	-0.18%	-0.34%	-1.40%
Return on average equity	-14.39%	-4.63%	-9.18%	-27.85%
Net interest rate spread (1)	1.33%	2.29%	1.79%	2.23%
Net interest margin (2)	1.35%	2.20%	1.82%	2.17%
Non-interest expense to average assets	2.80%	4.52%	2.71%	2.66%
Efficiency ratio (3)	140.85%	108.39%	118.66%	110.58%

(1)	Difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2)	Net interest income as a percentage of average interest-earning assets.

(3)	Non-interest expense divided by the sum of net interest income and non-interest income.

Source: Wisconsin Mutual Bancorp, MHC, financial statements and other data.

The Company recorded a net loss of $378,000 for the three months ended March 31, 2024, compared to a net loss of $127,000 for the three months ended March 31, 2023, a change of $251,000 year-over-year. The widening of the Company’s net loss year-over-year resulted primarily from a $568,000 decline in net interest income due to increased funding costs and an increase of $23,000 in total non-interest expense, partially offset by an increase of $198,000 in non-interest income.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Total interest income increased by $99,000, or 4.5%, to $2.3 million for the three months ended March 31, 2024, from $2.2 million for the three months ended March 31, 2023, due to a $178,000 increase in interest and fees on loans. The increase in interest and fees on loans was primarily due to an increase of 38 basis points in the weighted average yield on the loan portfolio to 4.55% for the first quarter of 2024 from 4.17% for the same period in 2023. Interest income on securities and other investments declined by $79,000 to $320,000 for the three months ended March 31, 2024 primarily due to a $7.2 million decline in average balance of available-for-sale securities year-over-year. The average balance decline was related to security maturities in the first quarter of 2024.

Total interest expense increased by $667,000, or 82.2%, to $1.5 million for the three months ended March 31, 2024, from $811,000 for the three months ended March 31, 2023. Interest expense on deposits increased $531,000, or 77.7%, to $1.2 million for the three months ended March 31, 2024 from $684,000 for the three months ended March 31, 2023, due primarily to an increase in the weighted average rate paid on certificates of deposit of 191 basis points to 4.19% for the three months ended March 31, 2024 from 2.28% for the three months ended March 31, 2023, combined with an increase in the average balance of such deposits of $7.5 million year-over-year and a $15.6 million decrease in the average balance of lower costing money market accounts year-over-year.

Interest expense on borrowed funds increased by $136,000, or 107.1%, to $263,000 for the quarter ended March 31, 2024, from $127,000 for the quarter months ended March 31, 2023. The rate paid on borrowed funds increased 167 basis points to 4.53% for the three months ended March 31, 2024, from 2.86% for the three months ended March 31, 2023 while the average balance of borrowed funds increased $5.3 million, or 29.6%, to $23.4 million for the three months ended March 31, 2024 from $18.0 million for the three months ended March 31, 2023. The increase in the average balance was generally related to the expanded utilization of borrowings to offset deposit outflows and to support the increase in the loan portfolio.

Net interest income decreased $568,000, or 40.8%, to $824,000 for the three months ended March 31, 2024 from $1.4 million for the three months ended March 31, 2023, primarily due to a decrease in the interest rate spread to 1.33% for the three months ended March 31, 2024 from 2.29% for the three months ended March 31, 2023 and a decrease in the net interest margin to 1.35% for the three months ended March 31, 2024, from 2.20% for the three months ended March 31, 2023.

The decreases in the interest rate spread and the net interest margin were primarily due to an increase in the rates paid on interest-bearing liabilities in conjunction with an increase in other borrowings, partially offset by a 30 basis-point increase in the weighted average yield on interest-earning assets. Based on management’s analysis of the adequacy of allowance for credit losses, no provision was made to the allowance for credit losses for the three months ended March 31, 2023 or 2024.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Non-interest income increased by $198,000, or 73.0%, to $469,000 for the three months ended March 31, 2024 from $271,000 for the three months ended March 31, 2023. The increase resulted primarily from a $55,000 increase in mortgage banking revenue due to increased lending activity, an $86,000 gain on an interest rate swap entered into in late 2023, and an increase of $84,000 in other investment income. These increases were partially offset on a comparative basis as a $61,000 gain on other real estate owned was recognized in the three months ended March 31, 2023 while there was no such gain in the 2024 period. The annualized ratio of non-interest income to average assets increased from 0.40% in the first quarter of 2023 to 0.71% for the first quarter of 2024.

Non-interest expense increased by $23,000, or 1.3%, to $1.8 million for the three months ended March 31, 2024. Data processing and information technology expense increased due to the implementation of additional network services and an increase in other non-interest expense was due in large part to additional accounting and audit-related services. The Company’s other non-interest expense for the quarter ended March 31, 2023 was impacted by a non-recurring expense that was incurred related to the proposed acquisition of another mutual institution that was later terminated.

The increase in non-interest expense when comparing the two quarters was partially offset by a decrease in salary and related benefits and occupancy expenses for the first quarter of 2024, which resulted primarily from the closing of one of the Company’s branch offices in the third quarter of 2023 combined with additional operational efficiencies that were implemented in 2023. The annualized ratio of non-interest expense to average assets increased from 2.64% in the first quarter of 2023 to 2.80% for the first quarter of 2024, mainly due to a decrease in the balance of average assets.

Comparative Group: Recent Financial Comparisons

Exhibits 3 through 7 summarize recent financial comparisons of the Company with the Comparative Group for the available last twelve months (“LTM”) ended March 31, 2024. Similar to the peer group analysis conducted in our original Appraisal, the Company continues to be characterized by lower profitability due to its continuing trend of operating losses. For the LTM ended March 31, 2024, the Company’s ROA measured -0.44% as compared to the Comparative Group’s median ROA of -0.01%. For the LTM ended December 31, 2023, the Company’s ROA amounted to -0.35% as compared to the Comparative Group’s median ROA of 0.23%. The Company’s core ROA (which excludes securities gains/losses and other non-recurring items) measured -0.51% for the LTM ended March 31, 2024 and significantly trailed the Comparative Group’s median core ROA of 0.21%.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Relative to the Comparative Group, the Company’s earnings fundamentals continue to be characterized by a much lower net interest margin, higher level of non-interest income, and a lower operating expense ratio. The Company’s lower net interest margin is attributable primarily to a higher concentration of cash and securities on the balance sheet and comparatively lower level of higher-yielding assets in the form of loans receivable. The Company’s net interest margin measured 1.61% for the LTM ended March 31, 2024 versus the Comparative Group’s median of 2.71%. In addition, the Company’s net interest margin is further strained by the relatively low level of equity on its balance sheet.

The Company’s ratio of non-interest income to average assets was 0.50% for the LTM ended March 31, 2024, reflecting a level above the Comparative Group’s median ratio of 0.42%. The Company’s ratio of non-interest expense measured 2.68% of average assets for the LTM ended March 31, 2024 and compared favorably to the Comparative Group’s median ratio of 2.78% relative to average assets. However, because of the Company’s lower level of net interest income, its efficiency ratio of 131.23% was positioned substantially higher than the Comparative Group’s median of 89.6%.

The Company’s ratio of total non-performing assets to total assets at March 31, 2024 was 0.04% and lower than the Comparative Group’s median ratio of 0.29%. The Company’s ratio of allowance for credit losses to total loans, measuring 0.59% at March 31, 2024, remained below the corresponding Comparative Group’s median of 1.09% and mainly reflected the Company’s historical experience of low levels of loan charge-offs and the risk profile of its loan portfolio characterized by a predominant composition of one- to four-family residential mortgages. The Company’s ratio of total equity to total assets (before the effect of the Conversion) was 4.21% at March 31, 2024, significantly below the Comparative Group’s median of 11.88%.

Comparative Group: Recent Stock Price Performance

Since our original Appraisal as of February 23, 2024, market prices of bank and thrift stocks have performed with mixed results. Stock prices overall pushed higher over the past eleven weeks despite diminished expectations for the number of Federal Reserve rate cuts in 2024. The Consumer Price Index climbed 3.4% in April, down from 3.5% in March. The inflation data revived realistic hopes of rate reductions. Larger capitalized bank and thrift stocks have outperformed smaller capitalized issues since the original Appraisal. U.S. banks and thrifts have encountered sharply rising deposit costs after years of low funding costs, which will restrain earnings growth unless other revenue streams can be expanded to offset the increased interest expense levels.

Exhibit 8 summarizes the net change of the Comparative Group’s stock prices and selected market indexes between February 23, 2024 and May 14, 2024. The S&P U.S. Broad Market Index (“BMI”) for all banks and thrifts increased by 3.1% over this interim period of 11 weeks. Similarly, the broader S&P 500 Stock Index advanced by 3.1% between February 23, 2024 and May 14, 2024. The NASDAQ Bank Index increased by 6.9% over this period. The S&P $250 Million to $1 Billion Asset Bank Index increased by a lesser trendline of 1.8%, while the S&P Midwest Banks Index was up 5.5% over the observed period.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Overall, the Comparative Group displayed mixed results in stock price movement over the past with an overall change reflecting a slight median decline of 2.5%. Most of the Comparative Group companies experienced minimal net changes in stock prices over this period. The median price-to-book value (“P/B”) ratio for the Comparative Group decreased from 77.3% at February 23, 2024 to 71.9% at May 14, 2024. The median price-to-tangible book value (“P/TB”) ratio for the Comparative Group decreased from 77.4% at February 23, 2024 to 71.9% at May 14, 2024. The median price-to-earnings (“P/E”) ratio based on LTM core earnings for the Comparative Group decreased from 18.5x at February 23, 2024 to 17.1x at May 14, 2024.

Valuation Review and Analysis

Since our original Appraisal, there has been no material change in the Company’s operating performance. The Company’s trend of operating losses continued in the first quarter due to its low net interest margin. The Company’s operating expenses continue to exceed the sum of its net interest income and non-interest income. The Company’s ROA measured -0.44% for the LTM ended March 31, 2024 and -0.35% for the LTM ended December 31, 2023. The Comparative Group’s profitability also reflected a decline to a median of -0.01% for the LTM ended March 31, 2024 as compared to 0.20% for the LTM ended December 31, 2023. The Company’s non-performing assets continued to compare favorably to the Comparative Group with the Company’s ratio at 0.04% of total assets versus the Comparative Group’s median ratio of 0.29%.

Market conditions for bank and thrift stocks advanced slightly since February 23, 2024, although the Comparative Group’s stock price performance was more mixed. In our original Appraisal, we concluded that the Company’s pro forma market value should be discounted to the Comparative Group’s trading ratios due to a combination of factors related to earnings growth and viability, financial conditions, dividend policy, relative stock illiquidity, and the new issue discount. As noted above, the Comparative Group’s earnings performance also began to lag for the LTM period ended March 31, 2024.

We believe that the Company’s estimated pro forma market value should continue to reflect a discount to the Comparative Group as a result of the aforementioned factors. As there was an immaterial change in the Comparative Group’s overall stock price levels, we also believe that no change in the Company’s pro forma market value is warranted. Updating for financial data as of March 31, 2024 and the pro forma market value of $8.75 million at the midpoint, we have calculated pro forma P/B and P/TB ratios of 50.5% and 50.5%, respectively. In comparison, the median P/B and P/TB ratios were positioned higher at 71.9% and 71.9%, respectively, based on market price data as of May 14, 2024.

Employing a range of approximately 15% above and below the pro forma midpoint value, the resulting minimum value of approximately $7.4 million reflects a 46.0% P/B ratio and the maximum value of approximately $10.1 million reflects a 54.4% P/B ratio. The adjusted maximum value, computed as an additional 15% above the maximum, is positioned at approximately $11.6 million and a P/B ratio of 58.2%. The Company’s pro forma P/B and P/TB ratios are equivalent since the Company had no intangible assets as of March 31, 2024.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Table 4 summarizes the relative differences between the Company’s pro forma valuation ratios and the Comparative Group’s median ratios. The Company’s pro forma midpoint P/B and P/TB ratios of 50.5% reflect a discount of 29.8% to the Comparative Group median’s P/B and P/TB ratios of 71.9%. The Company’s pro forma minimum P/B and P/TB ratios of 46.0% reflect a discount of 35.9% to the Comparative Group’s median P/B and P/TB ratios of 71.9%. Similar to the valuation analysis in the original Appraisal, the P/E ratios for the Company are shown as not meaningful (“NM”) because of the Company’s negative LTM earnings base. At the minimum level, the Company’s pro forma P/TB ratio of 46.0% is positioned lower than the corresponding P/TB market valuation ratios of all but two of the 45 public thrifts shown in Exhibit 14.

Valuation Conclusion

It is our opinion that, as of May 14, 2024, the estimated pro forma market value of the Company was within a range of $7,437,500 to $10,062,500 with a midpoint of $8,750,000 (the “Valuation Range”). Pursuant to applicable appraisal guidelines, the Valuation Range was based upon a decrease of 15% from the midpoint value to determine the minimum value and an increase of 15% from the midpoint value to establish the maximum value. Assuming an additional increase of 15% above the maximum value would result in an adjusted maximum of $11,571,880. Based on an initial offering price of $10.00 per share, the number of shares to be sold in the Stock Offering is as follows: 743,750 at the minimum, 875,000 at the midpoint, 1,006,250 at the maximum, and 1,157,188 at the adjusted maximum. Exhibit 8 compares the Company’s pro forma valuation ratios to the market valuation ratios of the Comparative Group.

Exhibit 9 compares the Company’s pro forma market valuation ratios to those of the Comparative Group. Exhibit 10 displays the assumptions utilized in calculating the pro forma financial consequences of the Stock Offering. Exhibit 11 displays pro forma financial data at the minimum, midpoint, maximum, and adjusted maximum levels of the Valuation Range. Exhibit 12 provides more detailed data and calculations at the pro forma midpoint level of the Valuation Range. Exhibit 13 computes the percentage differences of the Company’s pro forma valuation ratios with the averages and medians reported by the Comparative Group. Exhibit 14 provides supporting data of financial ratios and trading market valuation ratios for all publicly traded thrift institutions listed on major stock exchanges.

The Valuation Range reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company’s operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Company, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Feldman Financial Advisors, Inc.

Board of Directors

Wisconsin Mutual Bancorp, MHC

May 14, 2024

Respectfully submitted,

Feldman Financial Advisors, Inc.

/s/ Trent R. Feldman
By:	Trent R. Feldman
President

/s/ Peter W. L. Williams
By:	Peter W. L. Williams
Principal

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 1

Consolidated Balance Sheets

Wisconsin Mutual Bancorp, MHC

As of December 31, 2022 and 2023 and March 31, 2024

(Dollars in Thousands)

	March 31,	December 31,
	2024	2023	2022
Assets
Cash and due from banks	$4,155	$1,609	$3,142
Time deposits with other financial institutions	4,498	4,498	4,697
Investment securities available for sale	23,526	23,948	33,881
Investment securities held to maturity	40,357	40,051	38,727
Federal Home Loan Bank stock	1,224	1,084	1,076
Loans receivable	176,531	175,372	173,333
Allowance for credit losses	(1,048)	(1,057)	(909)
Loans, net	175,484	174,315	172,424
Cash value of life insurance	7,517	7,462	7,371
Office properties and equipment, net	2,896	2,910	3,003
Land held for sale	435	435	554
Deferred tax assets, net	4,834	4,858	5,021
Other assets	1,578	1,397	1,296
Total Assets	$266,502	$262,567	$271,191

Liabilities and Equity
Deposits:
Non-interest bearing deposits	$8,803	$10,250	$11,224
Interest-bearing deposits	221,632	220,217	237,984
Total Deposits	230,434	230,468	249,208

Borrowed funds	23,400	19,030	9,100
Advances from borrowers for taxes and insurance	602	280	979
Other liabilities	839	1,252	985
Total Liabilities	255,275	251,030	260,271

Retained earnings	18,821	19,199	20,134
Accumulated other comprehensive income (loss)	(7,595)	(7,662)	(9,215)
Total Equity	11,227	11,537	10,919

Total Liabilities and Equity	$266,502	$262,567	$271,191

Source: Wisconsin Mutual Bancorp, MHC, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 2

Consolidated Income Statements

Wisconsin Mutual Bancorp, MHC

For the Years Ended December 31, 2022 and 2023

And the Three Months Ended March 31, 2023 and 2024

(Dollars in Thousands)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2024	2023	2023	2022
Total interest and dividend income	$2,302	$2,203	$8,932	$7,985
Total interest expense	1,478	811	4,350	1,834
Net interest income	824	1,392	4,582	6,151
Provision for credit losses	-	-	145	-
Net interest income after provision	824	1,392	4,437	6,151
Service charges on deposit accounts	10	13	53	54
Interchange income	57	60	248	252
Mortgage banking income	115	59	355	191
Increase in cash value of life insurance	54	50	212	192
Gain on interest rate swap	86	-	-	-
Gain on land held for sale		62
Net gain on sale of office properties and equipment	-	-	208	-
Gain on sale of repossessed assets	-	-	71	-
Other income	146	27	302	188
Total non-interest income	469	271	1,449	877
Salaries and related benefits	1,031	1,039	3,936	4,551
Net occupancy expense	173	199	716	811
Data processing	271	245	961	917
Advertising	42	46	143	200
Net loss on sale of available-for-sale securities	-	-	-	5,103
Net loss on sale of office properties and equipment	-	-	-	180
Other expense	315	281	1,463	997
Total non-interest expense	1,833	1,810	7,219	12,760
Income (loss) before provision for income taxes	(540)	(147)	(1,333)	(5,731)
Provision for (benefit from) income taxes	(162)	(20)	(398)	(1,567)
Net income (loss)	$(378)	$(127)	$(935)	$(4,164)

Source: Wisconsin Mutual Bancorp, MHC, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 3

General Operating Characteristics

As of March 31, 2024

									Tang.
						Total	Total	Total	Common
				No. of	IPO	Assets	Deposits	Equity	Equity
	City/State	Ticker	Exchange	Offices	Date	($000s)	($000s)	($000s)	($000s)
Wisconsin Mutual Bancorp, MHC	Kaukauna, WI	NA	NA	5	NA	266,502	230,434	11,227	11,227
Comparative Group Average						545,630	426,185	71,010	70,467
Comparative Group Median						452,044	348,389	72,384	72,384
Comparative Group
1895 Bancorp of Wisconsin, Inc.	Greenfield, WI	BCOW	NASDAQ	6	01/08/19	564,249	399,285	71,510	71,510
Catalyst Bancorp, Inc.	Opelousas, LA	CLST	NASDAQ	6	10/12/21	282,049	169,637	81,361	81,361
Cullman Bancorp, Inc. (1)	Cullman, AL	CULL	NASDAQ	4	10/08/09	411,641	269,001	101,735	101,735
Generations Bancorp NY, Inc.	Seneca Falls, NY	GBNY	NASDAQ	10	07/10/06	410,831	343,780	36,905	36,268
HMN Financial, Inc.	Rochester, MN	HMNF	NASDAQ	16	06/30/94	1,151,215	1,030,918	108,824	108,022
Home Federal Bancorp, Inc. of Louisiana	Shreveport, LA	HFBL	NASDAQ	11	01/18/05	643,026	578,881	52,550	48,285
IF Bancorp, Inc.	Watseka, IL	IROQ	NASDAQ	8	07/07/11	904,989	681,788	72,384	72,384
NSTS Bancorp, Inc. (1)	Waukegan, IL	NSTS	NASDAQ	3	01/18/22	256,776	168,826	77,545	77,545
PB Bankshares, Inc.	Coatesville, PA	PBBK	NASDAQ	6	07/14/21	450,434	348,389	46,769	46,769
TC Bancshares, Inc.	Thomasville, GA	TCBC	NASDAQ	6	07/20/21	474,676	380,288	77,839	77,839
Texas Community Bancshares, Inc. (1)	Mineola, TX	TCBS	NASDAQ	9	07/14/21	452,044	317,241	53,689	53,424

(1) As of December 31, 2023.

Source: Wisconsin Mutual Bancorp, MHC; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 4

General Financial Performance Ratios

As of or For the Last Twelve Months Ended March 31, 2024

			Total	Tang.	Net
	Total	Total	Equity/	Equity/	Interest	Effcy.	LTM	LTM	Core	Core
	Assets	Deposits	Assets	Assets	Margin	Ratio	ROA	ROE	ROA	ROE
	($000s)	($000s)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Wisconsin Mutual Bancorp, MHC	266,502	230,434	4.21	4.21	1.61	131.23	(0.44)	(10.99)	(0.51)	(12.50)
Comparative Group Average	545,630	426,185	15.43	15.35	2.81	91.89	(0.20)	(0.28)	0.09	1.17
Comparative Group Median	452,044	348,389	11.88	11.83	2.71	89.56	(0.01)	(0.05)	0.21	2.15
All Public Thrift Average	5,742,803	4,083,919	13.39	12.73	3.00	79.31	0.26	2.41	0.47	4.07
All Public Thrift Median	1,521,529	1,199,894	11.94	11.56	2.83	76.00	0.41	2.92	0.47	4.07

Comparative Group
1895 Bancorp of Wisconsin, Inc.	564,249	399,285	12.67	12.67	2.30	110.86	(1.23)	(9.47)	(0.59)	(4.56)
Catalyst Bancorp, Inc.	282,049	169,637	28.85	28.85	3.08	91.82	(1.53)	(4.97)	0.16	0.51
Cullman Bancorp, Inc. (1)	411,641	269,001	24.71	24.71	3.89	68.41	0.95	3.94	0.95	3.93
Generations Bancorp NY, Inc.	410,831	343,780	8.98	8.84	2.19	118.16	(0.48)	(5.31)	(0.53)	(5.87)
HMN Financial, Inc.	1,151,215	1,030,918	9.45	9.39	2.71	77.84	0.50	4.73	0.49	4.65
Home Federal Bancorp, Inc. of Louisiana	643,026	578,881	8.17	7.56	3.20	73.92	0.64	8.23	0.68	8.75
IF Bancorp, Inc.	904,989	681,788	8.00	8.00	2.13	89.56	0.22	2.76	0.22	2.76
NSTS Bancorp, Inc. (1)	256,776	168,826	30.20	30.20	2.64	114.39	(1.54)	(4.97)	(0.99)	(3.19)
PB Bankshares, Inc.	450,434	348,389	10.38	10.38	2.86	78.34	0.43	3.75	0.44	3.78
TC Bancshares, Inc.	474,676	380,288	16.40	16.40	3.21	98.62	(0.01)	(0.05)	(0.01)	(0.05)
Texas Community Bancshares, Inc. (1)	452,044	317,241	11.88	11.83	2.71	88.88	(0.17)	(1.75)	0.21	2.15

(1) As of or for the last twelve months ended December 31, 2023.

Source: Wisconsin Mutual Bancorp, MHC; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 5

Income and Expense Analysis

For the Last Twelve Months Ended March 31, 2024

	As a Percent of Average Assets
			Net	Other	Gains &	Prov.	Gen. &	Intang.		Pre-tax
	Interest	Interest	Interest	Oper.	Non-rec.	Credit	Admin.	Amort.	Non-rec.	Core
	Income	Expense	Income	Income	Income	Losses	Expense	Expense	Expense	Earnings
Wisconsin Mutual Bancorp, MHC	3.39	1.88	1.51	0.50	0.11	0.05	2.68	0.00	0.04	(0.72)
Comparative Group Average	4.31	1.64	2.67	0.40	(0.32)	0.07	2.77	0.03	0.03	0.23
Comparative Group Median	4.42	1.83	2.65	0.42	0.00	0.05	2.78	0.00	0.00	0.22
All Public Thrift Average	4.67	1.84	2.84	0.49	(0.14)	0.06	2.56	0.08	0.05	0.71
All Public Thrift Median	4.52	1.79	2.73	0.34	0.00	0.04	2.48	0.00	0.00	0.61

Comparative Group
1895 Bancorp of Wisconsin, Inc.	4.04	1.83	2.21	0.44	(0.80)	0.04	2.93	0.00	0.00	(0.33)
Catalyst Bancorp, Inc.	3.90	0.96	2.94	0.48	(1.91)	0.05	3.17	0.00	0.23	0.20
Cullman Bancorp, Inc. (1)	4.68	1.03	3.65	0.41	0.00	0.05	2.78	0.00	0.00	1.23
Generations Bancorp NY, Inc.	4.19	2.19	2.00	0.42	0.28	0.17	2.86	0.21	0.00	(0.61)
HMN Financial, Inc.	4.02	1.38	2.65	0.72	0.01	0.06	2.62	0.00	0.00	0.68
Home Federal Bancorp, Inc. of Louisiana	4.80	1.77	3.03	0.30	0.00	0.04	2.52	0.05	0.00	0.76
IF Bancorp, Inc.	4.47	2.42	2.05	0.48	0.00	0.04	2.27	0.00	0.00	0.22
NSTS Bancorp, Inc. (1)	3.01	0.59	2.42	0.25	(0.70)	(0.03)	3.06	0.00	0.00	(0.35)
PB Bankshares, Inc.	4.97	2.21	2.76	0.20	(0.00)	0.27	2.32	0.00	0.00	0.37
TC Bancshares, Inc.	4.90	1.85	3.05	0.24	0.00	0.00	3.25	0.00	0.00	0.03
Texas Community Bancshares, Inc. (1)	4.42	1.84	2.57	0.48	(0.40)	0.08	2.71	0.03	0.05	0.26

(1) For the last twelve months ended December 31, 2023.

Source: Wisconsin Mutual Bancorp, MHC; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 6

Balance Sheet Composition

As of March 31, 2024

	As a Percent of Total Assets
	Cash and	Net	Real Est.	Intang.	Other	Total	Borrowed	Other	Total	Total
	Securities	Loans	Owned	Assets	Assets	Deposits	Funds	Liabs.	Liabs.	Equity
Wisconsin Mutual Bancorp, MHC	27.68	65.85	0.00	0.00	6.47	8.64	8.78	78.36	95.79	4.21
Comparative Group Average	23.89	69.90	0.01	0.09	6.12	75.29	8.13	1.14	84.57	15.43
Comparative Group Median	21.96	73.99	0.00	0.00	5.68	75.34	8.52	0.97	88.12	11.88
All Public Thrift Average	20.03	74.04	0.03	0.71	5.10	74.00	11.28	1.35	86.82	13.39
All Public Thrift Median	16.82	75.97	0.00	0.06	4.90	75.11	8.12	1.20	88.09	11.94

Comparative Group
1895 Bancorp of Wisconsin, Inc.	24.44	69.87	0.00	0.00	5.68	70.76	14.18	2.38	87.33	12.67
Catalyst Bancorp, Inc.	41.45	50.14	0.08	0.00	8.33	60.14	10.43	0.58	71.15	28.85
Cullman Bancorp, Inc. (1)	10.73	82.45	0.00	0.00	6.82	65.35	8.52	1.42	75.29	24.71
Generations Bancorp NY, Inc.	10.72	80.15	0.00	0.16	8.97	83.68	6.20	1.14	91.02	8.98
HMN Financial, Inc.	18.83	74.77	0.00	0.07	6.34	89.55	0.02	0.97	90.55	9.45
Home Federal Bancorp, Inc. of Louisiana	16.82	77.94	0.00	0.66	4.58	90.02	1.46	0.35	91.83	8.17
IF Bancorp, Inc.	24.03	71.09	0.00	0.00	4.88	75.34	15.41	1.25	92.00	8.00
NSTS Bancorp, Inc. (1)	45.20	47.12	0.00	0.00	7.68	65.75	1.95	2.10	69.80	30.20
PB Bankshares, Inc.	21.96	73.99	0.00	0.00	4.05	77.35	11.47	0.80	89.62	10.38
TC Bancshares, Inc.	15.72	79.41	0.00	0.00	4.87	80.12	2.75	0.73	83.60	16.40
Texas Community Bancshares, Inc. (1)	32.88	61.93	0.04	0.06	5.10	70.18	17.09	0.85	88.12	11.88

(1) As of December 31, 2023.

Source: Wisconsin Mutual Bancorp, MHC; S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 7

Growth Rates, Credit Risk, and Loan Composition

As of or For the Last Twelve Months Ended March 31, 2024

						Loan	Loan	Resid.	Other	Non-
	Asset	Loan	Deposit	NPLs(1)/	NPAs(1)/	Loss	Loss	Real Est.	Real Est.	Real Est.
	Growth	Growth	Growth	Total	Total	Allow./	Allow./	Loans(2)/	Loans/	Loans/
	Rate	Rate	Rate	Loans	Assets	NPLs(1)	Loans	Loans	Loans	Loans
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Wisconsin Mutual Bancorp, MHC	(2.26)	(1.84)	(5.24)	0.07	0.04	903.45	0.59	73.08	4.39	22.53
Comparative Group Average	4.22	8.92	2.61	0.46	0.35	294.43	1.13	46.21	37.87	15.92
Comparative Group Median	5.56	8.27	2.00	0.32	0.29	328.22	1.09	38.84	37.83	15.59
All Public Thrift Average	4.75	8.51	3.45	0.60	0.50	249.48	1.06	31.23	45.45	23.32
All Public Thrift Median	3.23	6.78	1.68	0.40	0.33	223.63	0.99	30.31	51.51	18.18

Comparative Group
1895 Bancorp of Wisconsin, Inc.	2.30	7.52	7.34	0.27	0.26	336.29	0.92	24.95	58.89	16.16
Catalyst Bancorp, Inc.	2.24	8.27	(5.61)	1.01	0.60	142.33	1.44	57.70	26.71	15.59
Cullman Bancorp, Inc. (3)	(2.74)	2.87	(8.17)	0.72	0.60	132.43	0.95	52.20	30.56	17.24
Generations Bancorp NY, Inc.	5.56	6.78	2.00	0.99	0.80	92.42	0.92	50.91	4.49	44.61
HMN Financial, Inc.	7.43	9.43	7.58	0.32	0.28	413.79	1.33	33.40	57.85	8.75
Home Federal Bancorp, Inc. of Louisiana	(6.26)	2.79	(5.78)	0.29	0.23	332.45	0.97	36.90	37.83	25.27
IF Bancorp, Inc.	7.36	11.20	(1.41)	0.00	0.00	NM	1.19	28.07	58.03	13.90
NSTS Bancorp, Inc. (3)	(2.81)	17.07	(5.53)	0.16	0.08	588.00	0.96	92.25	7.48	0.27
PB Bankshares, Inc.	14.60	7.93	17.92	0.55	0.41	242.01	1.33	32.30	61.12	6.58
TC Bancshares, Inc.	10.46	12.93	13.21	0.40	0.32	323.99	1.28	38.84	39.35	21.81
Texas Community Bancshares, Inc. (3)	8.31	11.38	7.15	0.32	0.29	340.59	1.09	60.84	34.24	4.92

(1)	Includes accruing troubled debt restructurings.

(2)	Includes home equity and second mortgage loans.

(3)	As of or for the last twelve months ended December 31, 2023.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 8

Comparative Group Market Price and Ratio Change

Market Price Data as of February 23, 2024 and May 14, 2024

	2/23/24	5/14/24		2/23/24	5/14/24		2/23/24	5/14/24		2/23/24	5/14/24
	Closing	Closing		Price/	Price/		Price/	Price/		Price/	Price/
	Stock	Stock		Core	Core		Book	Book		Tang.	Tang.
	Price	Price	Change	EPS	EPS	Change	Value	Value	Change	Book	Book	Change
Company	($)	($)	(%)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Comparative Group Median	NA	NA	(2.5)	18.5	17.1	(7.3)	77.3	71.9	(7.1)	77.4	71.9	(7.1)
Comparative Group Average	NA	NA	(4.4)	17.7	17.3	(1.9)	75.9	70.9	(6.6)	76.7	71.6	(6.7)

Comparative Group
1895 Bancorp of Wisconsin, Inc.	7.50	7.21	(3.8)	NM	NM	NA	65.5	60.6	(7.4)	65.5	60.6	(7.4)
Catalyst Bancorp, Inc.	11.98	11.70	(2.4)	NM	NM	NA	67.4	65.5	(2.8)	67.4	65.5	(2.8)
Cullman Bancorp, Inc.	10.75	10.48	(2.5)	18.8	19.5	3.4	77.4	75.2	(2.8)	77.4	75.2	(2.8)
Generations Bancorp NY, Inc.	10.51	10.10	(3.9)	NM	NM	NA	67.2	59.9	(10.9)	68.5	61.0	(11.1)
HMN Financial, Inc.	20.27	19.50	(3.8)	15.2	15.4	NA	83.9	80.0	(4.7)	84.5	80.6	(4.7)
Home Federal Bancorp, Inc.	12.94	10.60	(18.0)	7.6	7.3	(4.0)	77.3	63.5	(17.9)	84.3	69.1	(18.1)
IF Bancorp, Inc.	16.85	16.68	(1.0)	28.2	27.3	(3.1)	76.7	77.3	0.8	76.7	77.3	0.8
NSTS Bancorp, Inc.	9.75	9.63	(1.2)	NM	NM	NA	68.6	66.0	(3.8)	68.6	66.0	(3.8)
PB Bankshares, Inc.	14.75	12.78	(13.4)	18.5	17.1	NA	86.9	71.9	(17.3)	86.9	71.9	(17.3)
TC Bancshares, Inc.	13.55	13.85	2.2	NM	NM	NA	78.0	76.9	(1.4)	78.0	76.9	(1.4)
Texas Community Bancshares, Inc.	14.04	14.01	(0.2)	NM	NM	NA	85.6	82.9	(3.2)	86.1	83.3	(3.3)

Index Values
S&P 500 Stock Index	5,088.8	5,246.7	3.1
S&P Broad Market Index Banks	392.8	405.0	3.1
NASDAQ Bank Index	3,543.9	3,787.1	6.9
S&P $250M-$1B Assets Banks	1,254.6	1,277.2	1.8
S&P Midwest Banks	587.8	620.1	5.5

Source: S&P Global.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 9

Comparative Pro Forma Market Valuation Analysis

Computed from Market Price Data as of May 14, 2024

	Current	Total	Price/	Price/	Price/	Price/	Price/	Total	Tang.	Current
	Stock	Market	LTM	Core	Book	Tang.	Total	Equity/	Equity/	Dividend
	Price	Value	EPS	EPS	Value	Book	Assets	Assets	Assets	Yield
Company	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)
Wisconsin Mutual Bancorp, MHC(1)
Pro Forma Minimum	10.00	7.4	NM	NM	46.04	46.04	2.74	5.95	5.95	0.00
Pro Forma Midpoint	10.00	8.8	NM	NM	50.48	50.48	3.21	6.36	6.36	0.00
Pro Forma Maximum	10.00	10.1	NM	NM	54.35	54.35	3.68	6.76	6.76	0.00
Pro Forma Adj. Maximum	10.00	11.6	NM	NM	58.24	58.24	4.21	7.22	7.22	0.00

Comparative Group Average	NA	49.4	17.39	17.33	70.87	71.57	10.85	15.43	15.35	1.11
Comparative Group Median	NA	51.2	17.27	17.13	71.87	71.87	7.69	11.88	11.83	0.72

All Public Thrift Average(2)	NA	419.4	15.67	16.51	75.72	83.12	9.72	13.39	12.73	1.95
All Public Thrift Median(2)	NA	114.4	12.02	12.03	71.65	72.34	8.44	11.94	11.56	1.14

Comparative Group
1895 Bancorp of Wisconsin, Inc.	7.21	42.1	NM	NM	60.64	60.64	7.69	12.67	12.67	0.00
Catalyst Bancorp, Inc.	11.70	53.3	NM	NM	65.52	65.52	18.90	28.85	28.85	0.00
Cullman Bancorp, Inc.	10.48	73.2	19.41	19.48	75.21	75.21	18.59	24.71	24.71	1.15
Generations Bancorp NY, Inc.	10.10	22.6	NM	NM	59.90	60.96	5.32	8.98	8.84	0.00
HMN Financial, Inc.	19.50	84.9	15.12	15.39	79.96	80.56	7.56	9.45	9.39	2.05
Home Federal Bancorp, Inc. of Louisiana	10.60	32.0	7.80	7.34	63.47	69.08	5.19	8.17	7.56	4.71
IF Bancorp, Inc.	16.68	53.5	27.34	27.34	77.26	77.26	6.18	8.00	8.00	2.40
NSTS Bancorp, Inc.	9.63	51.2	NM	NM	66.01	66.01	19.93	30.20	30.20	0.00
PB Bankshares, Inc.	12.78	31.2	17.27	17.13	71.87	71.87	7.46	10.38	10.38	0.00
TC Bancshares, Inc.	13.85	55.2	NM	NM	76.89	76.89	12.61	16.40	16.40	0.72
Texas Community Bancshares, Inc.	14.01	44.7	NM	NM	82.86	83.27	9.88	11.88	11.83	1.14

(1)	Assumes Conversion is completed at an estimated pro forma market value of $7.4 million at the minimum, $8.8 million at the midpoint, $10.1 million at the maximum and $11.6 million at the adjusted maximum.

(2)	All public thrifts traded on a major exchange, excluding mutual holding companies and companies being acquired in announced merger transactions.

Source: Wisconsin Mutual Bancorp, MHC; S&P Global; Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 10

Pro Forma Assumptions for the Stock Offering

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

2.	The net offering proceeds are invested to yield a return of 4.21%, which represented the yield on five-year U.S. Treasury securities at March 31, 2024. The effective income tax rate was assumed to be 21.0%, resulting in a net after-tax yield of 3.33%.

3.	It is assumed that 7.0% of the total shares of common stock to be sold in the Stock Offering will be acquired by the Company’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a 20-year loan to the ESOP from the Company. No re-investment is assumed on proceeds used to fund the ESOP.

4.	It is assumed that that the Company’s restricted stock plan (“RSP”) will purchase in the open market a number of shares equal to 3.0% of the total shares issued in the Stock Offering. Also, it is assumed that these shares are acquired at the initial public offering price of $10.00 per share. Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No re-investment is assumed on proceeds used to fund the RSP.

5.	It is assumed that an additional 10.0% of the total shares sold in the Stock Offering will be reserved for issuance by the Company’s stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed options value of $4.16 per option. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period and 25.0% were non-qualified options for income tax purposes, the options would vest at a rate of 20.0% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period

6.	The fair value of stock options has been estimated at $4.16 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.00%; an expected option life of 10 years; a risk-free interest rate of 3.88%; and a volatility rate of 21.29% based a selected bank stock index.

7.	Total offering expenses are estimated at approximately $1.8 million.

8.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the Stock Offering.

9.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 11

Wisconsin Mutual Bancorp, MHC

Pro Forma Conversion Valuation Range

Historical Financial Data as of March 31, 2024

(Dollars in Thousands, Except Per Share Data)

	MINIMUM	MIDPOINT	MAXIMUM	ADJ. MAX.
Shares sold in the offering	743,750	875,000	1,006,250	1,157,188
Offering price	$10.00	$10.00	$10.00	$10.00
Gross offering proceeds	$7,438	$8,750	$10,063	$11,572
Less: estimated offering expenses	(1,768)	(1,768)	(1,768)	(1,768)
Net offering proceeds	5,670	6,982	8,295	9,804
Less: ESOP purchase	(521)	(613)	(704)	(810)
Less: RSP purchase	(223)	(263)	(302)	(347)
Net investable proceeds	$4,926	$6,106	$7,289	$8,647
Net income - LTM ended 3/31/24	$(1,186)	$(1,186)	$(1,186)	$(1,186)
Pro forma income on net proceeds	164	203	242	288
Pro forma ESOP adjustment	(21)	(24)	(28)	(32)
Pro forma RSP adjustment	(35)	(42)	(48)	(55)
Pro forma stock option adjustment	(59)	(69)	(79)	(91)
Pro forma net income	$(1,137)	$(1,118)	$(1,099)	$(1,076)
Pro forma earnings per share	$(1.64)	$(1.37)	$(1.17)	$(1.00)
Core earnings - LTM ended 3/31/24	$(1,343)	$(1,343)	$(1,343)	$(1,343)
Pro forma income on net proceeds	164	203	242	288
Pro forma ESOP adjustment	(21)	(24)	(28)	(32)
Pro forma RSP adjustment	(35)	(42)	(48)	(55)
Pro forma stock option adjustment	(59)	(69)	(79)	(91)
Pro forma core earnings	$(1,294)	$(1,275)	$(1,256)	$(1,233)
Pro forma core earnings per share	$(1.86)	$(1.56)	$(1.34)	$(1.14)
Total equity - 3/31/24	$11,227	$11,227	$11,227	$11,227
Net offering proceeds	5,670	6,982	8,295	9,804
Less: ESOP purchase	(521)	(613)	(704)	(810)
Less: RSP purchase	(223)	(263)	(302)	(347)
Pro forma total equity	$16,153	$17,333	$18,516	$19,874
Pro forma book value	$21.72	$19.81	$18.40	$17.17
Tangible equity - 3/31/24	$11,227	$11,227	$11,227	$11,227
Net offering proceeds	5,670	6,982	8,295	9,804
Less: ESOP purchase	(521)	(613)	(704)	(810)
Less: RSP purchase	(223)	(263)	(302)	(347)
Pro forma tangible equity	$16,153	$17,333	$18,516	$19,874
Pro forma tangible book value	$21.72	$19.81	$18.40	$17.17
Total assets - 3/31/24	$266,502	$266,502	$266,502	$266,502
Net offering proceeds	5,670	6,982	8,295	9,804
Less: ESOP purchase	(521)	(613)	(704)	(810)
Less: RSP purchase	(223)	(263)	(302)	(347)
Pro forma total assets	$271,428	$272,608	$273,791	$275,149
Pro Forma Ratios:
Price / Book Value	46.04%	50.48%	54.35%	58.24%
Price / Tangible Book Value	46.04%	50.48%	54.35%	58.24%
Price / LTM Earnings Per Share	NM	NM	NM	NM
Price / Core Earnings Per Share	NM	NM	NM	NM
Price / Total Assets	2.74%	3.21%	3.68%	4.21%
Total Equity / Assets	5.95%	6.36%	6.76%	7.22%
Tangible Equity / Assets	5.95%	6.36%	6.76%	7.22%

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 12

Pro Forma Conversion Analysis at the Midpoint Value

Wisconsin Mutual Bancorp, MHC

Historical Financial Data as of March 31, 2024

Valuation Parameters	Symbol	Data
Net income -- LTM	Y	$(1,186,000)
Core earnings -- LTM	Y	(1,343,000)
Net worth	B	11,227,000
Tangible net worth	B	11,227,000
Total assets	A	266,502,000
Expenses in conversion	X	1,768,000
Other proceeds not reinvested	O	876,000
ESOP purchase	E	613,000
ESOP expense (pre-tax)	F	30,380
RSP purchase	M	263,000
RSP expense (pre-tax)	N	53,165
Stock option expense (pre-tax)	Q	72,800
Option expense tax-deductible	D	25.00%
Re-investment rate (after-tax)	R	3.33%
Tax rate	T	21.00%
Shares for EPS	S	93.35%

Pro Forma Valuation Ratios at Midpoint Value
Price / LTM EPS	P/E	NM
Price / Core EPS	P/E	NM
Price / Book Value	P/B	50.48%
Price / Tangible Book	P/TB	50.48%
Price / Assets	P/A	3.21%

Pro Forma Calculation at Midpoint Value				Based on

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))	=	$8,750,000	[LTM earnings]
	1 - (P/E / S) * R

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T))	=	$8,750,000	[Core earnings]
	1 - (P/E / S) * R

V =	P/B * (B - X - E - M )	=	$8,750,000	[Book value]
	1 - P/B

V =	P/TB * (B - X - E - M )	=	$8,750,000	[Tangible book]
	1 - P/TB

V =	P/A * (A - X - E - M )	=	$8,750,000	[Total assets]
	1 - P/A

Pro Forma					Valuation
Valuation Range					Range
Minimum =	$8,750,000	x	0.8500	=	$7,437,500
Midpoint =	$8,750,000	x	1.0000	=	$8,750,000
Maximum =	$8,750,000	x	1.1500	=	$10,062,500
Adj. Max. =	$10,062,500	x	1.1500	=	$11,571,880

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 13

Comparative Valuation Ratio Analysis

Pro Forma Conversion Valuation

Computed from Market Price Data as of May 14, 2024

		Wisconsin
		Mutual	Comparative		All Public
Valuation		Bancorp,	Group		Thrifts (1)
Ratio	Symbol	MHC	Average	Median	Average	Median
Price / LTM EPS	P/E		17.39	17.27	15.67	12.02
Minimum	(x)	NM	NM	NM	NM	NM
Midpoint		NM	NM	NM	NM	NM
Maximum		NM	NM	NM	NM	NM
Adjusted Maximum		NM	NM	NM	NM	NM
Price / Core EPS	P/E		17.33	17.13	16.51	12.03
Minimum	(x)	NM	NM	NM	NM	NM
Midpoint		NM	NM	NM	NM	NM
Maximum		NM	NM	NM	NM	NM
Adjusted Maximum		NM	NM	NM	NM	NM
Price / Book Value	P/B		70.87	71.87	75.72	71.65
Minimum	(%)	46.04	-35.0%	-35.9%	-39.2%	-35.7%
Midpoint		50.48	-28.8%	-29.8%	-33.3%	-29.6%
Maximum		54.35	-23.3%	-24.4%	-28.2%	-24.2%
Adjusted Maximum		58.24	-17.8%	-19.0%	-23.1%	-18.7%
Price / Tangible Book	P/TB		71.57	71.87	83.12	72.34
Minimum	(%)	46.04	-35.7%	-35.9%	-44.6%	-36.4%
Midpoint		50.48	-29.5%	-29.8%	-39.3%	-30.2%
Maximum		54.35	-24.1%	-24.4%	-34.6%	-24.9%
Adjusted Maximum		58.24	-18.6%	-19.0%	-29.9%	-19.5%
Price / Total Assets	P/A		10.85	7.69	9.72	8.44
Minimum	(%)	2.74	-74.7%	-64.3%	-71.8%	-67.5%
Midpoint		3.21	-70.4%	-58.2%	-67.0%	-62.0%
Maximum		3.68	-66.1%	-52.2%	-62.2%	-56.5%
Adjusted Maximum		4.21	-61.2%	-45.3%	-56.7%	-50.2%

(1) Excludes companies subject to mutual holding company ownership or pending acquisition.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 14

Financial and Market Data for All Public Thrifts

				Total	Tang.			Closing	Total	Price/	Price/	Price/	Price/	Price/
			Total	Equity/	Equity/	LTM	LTM	Price	Market	LTM	Core	Book	Tang.	Total	Div.
			Assets	Assets	Assets	ROA	ROE	5/14/24	Value	EPS	EPS	Value	Book	Assets	Yield
Company	State	Ticker	($Mil.)	(%)	(%)	(%)	(%)	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)
All Public Thrifts (1)
1895 Bancorp of Wisconsin, Inc.	WI	BCOW	564	12.67	12.67	(1.23)	(9.47)	7.21	42.1	NM	NM	60.6	60.6	7.69	0.00
Affinity Bancshares, Inc.	GA	AFBI	870	14.18	12.33	0.70	5.06	17.04	109.3	18.5	18.1	88.7	104.2	12.57	0.00
Axos Financial, Inc.	NV	AX	22,642	9.70	9.12	2.07	21.71	61.80	3,520.6	8.4	9.7	160.6	171.9	15.58	0.00
Blue Foundry Bancorp	NJ	BLFY	2,028	17.27	17.25	(0.44)	(2.49)	9.15	219.0	NM	NM	62.6	62.7	10.81	0.00
Broadway Financial Corporation	CA	BYFC	1,231	22.53	20.72	0.39	1.68	4.60	27.2	9.6	9.2	33.5	43.1	3.95	0.00
BV Financial, Inc.	MD	BVFL	893	22.60	21.25	1.47	8.12	10.45	118.9	8.6	8.7	58.9	63.8	13.32	0.00
Capitol Federal Financial, Inc.	KS	CFFN	9,721	10.54	10.45	(1.14)	(11.00)	5.12	664.1	NM	13.9	66.3	67.0	6.99	6.64
Carver Bancorp, Inc.	NY	CARV	775	5.51	5.51	(0.62)	(10.43)	1.91	9.5	NM	NM	47.8	47.8	1.28	0.00
Catalyst Bancorp, Inc.	LA	CLST	282	28.85	28.85	(1.53)	(4.97)	11.70	53.3	NM	NM	65.5	65.5	18.90	0.00
Central Plains Bancshares, Inc.	NE	CPBI	454	17.12	NA	NA	9.51	10.07	41.6	NA	NA	NA	NA	NA	0.00
Cullman Bancorp, Inc.	AL	CULL	412	24.71	24.71	0.95	3.94	10.48	73.2	19.4	19.5	75.2	75.2	18.59	1.15
ECB Bancorp, Inc.	MA	ECBK	1,303	12.72	12.72	0.34	2.53	12.22	112.9	24.9	25.3	68.1	68.1	8.67	0.00
ESSA Bancorp, Inc.	PA	ESSA	2,191	10.20	9.63	0.83	8.10	17.12	162.6	9.3	9.1	77.6	82.7	7.92	3.50
First Northwest Bancorp	WA	FNWB	2,240	7.17	7.12	(0.04)	(0.58)	10.86	95.2	NM	17.8	63.9	64.3	4.58	2.58
First Seacoast Bancorp, Inc.	NH	FSEA	571	11.67	11.62	(1.93)	(15.10)	9.14	43.0	NM	NM	69.7	69.9	8.13	0.00
FS Bancorp, Inc.	WA	FSBW	2,970	9.36	8.74	1.24	14.14	33.02	254.2	7.2	5.7	92.7	99.9	8.68	3.15
Generations Bancorp NY, Inc.	NY	GBNY	411	8.98	8.84	(0.48)	(5.31)	10.10	22.6	NM	NM	59.9	61.0	5.32	0.00
HarborOne Bancorp, Inc.	MA	HONE	5,862	9.85	8.92	0.28	2.71	10.79	450.6	29.2	18.6	84.2	94.0	8.29	2.97
Hingham Institution for Savings	MA	HIFS	4,529	9.15	9.15	0.58	6.08	187.57	408.9	16.6	38.0	98.7	98.7	9.03	1.34
HMN Financial, Inc.	MN	HMNF	1,151	9.45	9.39	0.50	4.73	19.50	84.9	15.1	15.4	80.0	80.6	7.56	2.05
Home Federal Bancorp, Inc.	LA	HFBL	643	8.17	7.56	0.64	8.23	10.60	32.0	7.8	7.3	63.5	69.1	5.19	4.71
IF Bancorp, Inc.	IL	IROQ	905	8.00	8.00	0.22	2.76	16.68	53.5	27.3	27.3	77.3	77.3	6.18	2.40
Kearny Financial Corp.	NJ	KRNY	7,842	10.83	NA	0.19	1.81	5.65	351.6	22.6	12.0	42.9	57.4	4.64	7.79
Magyar Bancorp, Inc.	NJ	MGYR	929	11.59	11.59	0.85	7.35	11.07	73.7	9.2	9.2	67.9	67.9	7.87	1.81
New York Community Bancorp, Inc.	NY	NYCB	112,900	7.43	6.95	(2.08)	(23.16)	3.89	3,192.6	NM	NM	39.7	42.9	2.78	1.03
Northeast Community Bancorp, Inc.	NY	NECB	1,867	15.48	15.48	2.75	16.80	17.09	200.6	5.3	5.3	83.2	83.2	12.88	2.34
Northfield Bancorp, Inc.	NJ	NFBK	5,852	11.94	11.31	0.57	4.66	9.15	405.7	12.2	12.2	58.2	61.9	6.95	5.68
NSTS Bancorp, Inc.	IL	NSTS	257	30.20	30.20	(1.54)	(4.97)	9.63	51.2	NM	NM	66.0	66.0	19.93	0.00
PB Bankshares, Inc.	PA	PBBK	450	10.38	10.38	0.43	3.75	12.78	31.2	17.3	17.1	71.9	71.9	7.46	0.00
Ponce Financial Group, Inc.	NY	PDLB	2,819	17.51	17.51	0.20	1.11	8.71	195.2	34.8	NA	77.1	77.1	7.99	0.00
Provident Bancorp, Inc.	MA	PVBC	1,659	13.70	13.70	0.83	6.34	9.37	156.1	11.2	11.2	72.8	72.8	9.98	0.00

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 14 (continued)

Financial and Market Data for All Public Thrifts

				Total	Tang.			Closing	Total	Price/	Price/	Price/	Price/	Price/
			Total	Equity/	Equity/	LTM	LTM	Price	Market	LTM	Core	Book	Tang.	Total	Div.
			Assets	Assets	Assets	ROA	ROE	5/14/24	Value	EPS	EPS	Value	Book	Assets	Yield
Company	State	Ticker	($Mil.)	(%)	(%)	(%)	(%)	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)
Provident Financial Holdings, Inc.	CA	PROV	1,290	10.04	10.04	0.56	5.51	12.50	86.0	12.0	12.0	66.6	66.6	6.68	4.48
Provident Financial Services, Inc.	NJ	PFS	14,131	12.00	9.05	0.86	7.22	15.95	1,207.4	10.0	9.2	71.4	97.8	8.57	6.02
Riverview Bancorp, Inc.	WA	RVSB	1,522	10.23	8.58	0.24	2.43	4.05	85.5	22.5	10.9	55.0	66.7	5.62	5.93
SR Bancorp, Inc.	NJ	SRBK	1,053	18.93	16.66	(0.82)	(4.56)	9.20	87.5	NA	NA	43.9	51.3	8.31	0.00
Sterling Bancorp, Inc.	MI	SBT	2,415	13.55	13.55	0.32	2.42	5.02	261.2	31.4	30.8	79.8	79.8	10.82	0.00
TC Bancshares, Inc.	GA	TCBC	475	16.40	16.40	(0.01)	(0.05)	13.85	55.2	NM	NM	76.9	76.9	12.61	0.72
Texas Community Bancshares, Inc.	TX	TCBS	452	11.88	11.83	(0.17)	(1.75)	14.01	44.7	NM	47.3	82.9	83.3	9.84	1.14
Timberland Bancorp, Inc.	WA	TSBK	1,907	12.51	11.79	1.36	10.73	25.38	203.6	8.3	8.3	85.3	91.3	10.68	3.78
Triumph Financial, Inc.	TX	TFIN	5,575	15.65	11.56	0.63	3.98	75.38	1,749.7	NM	44.7	212.6	308.7	31.81	0.00
TrustCo Bank Corp NY	NY	TRST	6,180	10.51	10.50	0.87	8.42	28.52	542.6	10.2	9.8	83.6	83.6	8.78	5.05
Waterstone Financial, Inc.	WI	WSBF	2,235	15.13	15.10	0.47	2.92	12.49	232.2	24.0	24.0	73.6	73.7	11.13	4.80
Western New England Bancorp, Inc.	MA	WNEB	2,557	9.22	8.71	0.50	5.43	6.62	141.8	11.0	10.6	60.7	64.6	5.60	4.23
William Penn Bancorporation	PA	WMPN	833	15.09	14.56	0.10	0.60	12.10	114.4	NM	NM	91.0	95.0	13.74	0.99
WSFS Financial Corporation	DE	WSFS	20,579	11.98	7.51	1.34	11.59	46.66	2,804.0	10.4	9.9	113.3	189.6	13.62	1.29
Average			5,743	13.39	12.73	0.26	2.41	NA	419.4	15.7	16.5	75.7	83.1	9.72	1.95
Median			1,522	11.94	11.56	0.41	2.92	NA	114.4	12.0	12.0	71.7	72.3	8.44	1.14

(1) Public thrifts traded on NYSE, NYSE American, and NASDAQ stock markets; excludes companies subject to pending acquisitions or mutual holding company ownership. Source: S&P Global.

Source: S&P Global.